Exhibit 99.1

Alcon Enters Into Patent Cross-Licensing Agreement With AMO

HUENENBERG, Switzerland – June 24, 2008 – Alcon, Inc. (Alcon) [NYSE: ACL] announced today that it has entered into a patent cross-licensing agreement with Advanced Medical Optics, Inc. (AMO) [NYSE: EYE] relating to lubricious coatings for intraocular lens (IOL) insertion devices and a specified one-piece IOL design.

The agreement provides AMO with paid-up, non-exclusive, worldwide licenses under a family of Alcon patents. The licenses are restricted to single piece IOLs having essentially the same design as AMO’s recently launched TECNIS® Model ZCB00 IOL. The licenses assure AMO of freedom to operate with respect to the subject Alcon patents, relative to the Model ZCB00 IOL lens and any future IOL models having the same design platform. AMO will pay Alcon a lump sum of $10 million for these licenses.

In addition, Alcon will receive paid-up, non-exclusive, worldwide licenses under two families of patents owned by AMO. The licenses assure Alcon of freedom to operate with respect to the subject AMO patents, relative to the coating systems currently utilized in its MONARCH® and ACRYSERT® brand IOL insertion devices, as well as any future coating systems of a similar type that Alcon may develop. Alcon will pay AMO a lump sum of $31 million for these licenses.

All other terms of the agreement are confidential.

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About Alcon

Alcon, Inc. is the world’s leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company.

Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton

Vice President

Investor Relations and Strategic Communications

800-400-8599

www.alcon.com